_LER
-OURCES INC.
.E 500, 926 - 5 AVE. S.W.
_GARY, AB T2P 0N7 CANADA
_L: (403) 269-6753
-AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

File No.
82-3881

03037711

November 18, 2003

RECEIVED
NOV 26 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

SUPPL

United States Securities
& Exchange Commission
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Foreign Private Issuer Exemption File No. 82-3881
Annual & Special Meeting - Fiscal Year Ended July 31, 2003

Please be advised that Tyler Resources Inc. will hold its Annual & Special Meeting of Shareholders on January 26, 2004, and that the Record Date for Shareholders entitled to vote on the above referenced meeting has been set as December 15, 2003.

I trust this meets with your approval.

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill
Secretary

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

cc: 1.3002.20

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